UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sara Creek Gold Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

80310R 107
(CUSIP Number)

326 Pacific Coast Highway, Suite 102 Redondo Beach, CA 90277
(310) 316-3623
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80310R 107	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Manhattan Holdings, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-8001314
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,900,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,900,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,350,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2646% (1)(2)
14	TYPE OF REPORTING PERSON 00 (Limited Liability Company)

(1)	The number of shares beneficially owned includes 450,000 shares that the Reporting Persons (as defined below) may acquire upon the exercise of certain warrants that are currently exercisable in full.
(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of: (i) 32,561,983 shares outstanding as of January 13, 2014, as reported by Sara Creek Gold Corp., a Nevada Corporation, in its Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2013, and (ii) 450,000 shares beneficially owned by the Reporting Persons that they may acquire upon the exercise of certain warrants that are currently exercisable in full.

CUSIP No. 80310R 107	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Matthew F. Hagen I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,900,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,900,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,350,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2646% (1)(2)
14	TYPE OF REPORTING PERSON IN

(1)	The number of shares beneficially owned includes 450,000 shares that the Reporting Persons (as defined below) may acquire upon the exercise of certain warrants that are currently exercisable in full.
(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of: (i) 32,561,983 shares outstanding as of January 13, 2014, as reported by Sara Creek Gold Corp., a Nevada Corporation, in its Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2013, and (ii) 450,000 shares beneficially owned by the Reporting Persons that they may acquire upon the exercise of certain warrants that are currently exercisable in full.

CUSIP No. 80310R 107	SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Sara Creek Gold Corp., a Nevada corporation (the “Issuer”), and amends the Schedule 13D filed on behalf of Matthew F. Hagen (“Hagen”) and Manhattan Holdings, LLC, a Delaware limited liability company (“Manhattan Holdings” and collectively with Hagen, the “Reporting Persons”), on October 31, 2013 (the “Original Schedule 13D” and, together with Amendment No. 1 to Schedule 13D, dated November 4, 2013, and this Amendment No. 2, the “Schedule 13D”).  Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 2 is being filed to amend Item 3, Item 4, Item 5 and Item 6 of the Schedule 13D as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated in its entirety to read as follows:

6,000,000 shares of Common Stock were acquired by the Reporting Persons on October 31, 2013 in consideration for the sale of all of the Reporting Persons’ membership interest in and to SCNRG, LLC, a California limited liability company (“SCNRG”), to the Issuer, pursuant to the terms of that certain Agreement and Plan of Reorganization, dated October 31, 2013 (the “Plan of Reorganization”), between SCNRG, Darren Katic (“Katic”), Gerald Tywoniuk (“Tywoniuk”), Manhattan Holdings and the Issuer.

On January 10, 2014, the Reporting Persons purchased 900,000 “Units” for a purchase price of $90,000 in connection with a private placement conducted by the Issuer (the “Issuer Private Placement”), with each Unit compromised of one share of Common Stock and a warrant to acquire an additional one-half share of Common Stock at an exercise price of $.20 per share (the “Private Placement Warrants”).  As a result of the Reporting Persons’ purchase of Units, the Reporting Persons acquired 900,000 shares of Common Stock and Private Placement Warrants to acquire an additional 450,000 shares of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated in its entirety to read as follows:

The Reporting Persons have acquired beneficial ownership of the shares of Common Stock for investment purposes. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by them or otherwise acquired by them, either in the open market or in privately negotiated transactions.

(a)
As a result of the Issuer Private Placement, the Reporting Persons are the beneficial owners of 450,000 shares of Common Stock that they may acquire upon exercise of the Private Placement Warrants. The Private Placement Warrants are exercisable in full for a period of five (5) years from January 10, 2014.

CUSIP No. 80310R 107	SCHEDULE 13D

The Reporting Persons currently do not have any plans or proposals that relate to or would result in any of the actions specified in clause (b) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) As of January 10, 2014, the Reporting Persons were the beneficial owners of 7,350,000 shares of Common Stock, which represents approximately 22.2646% of the outstanding shares of Common Stock.  Percentage ownership is calculated based on 32,561,983 shares of Common Stock outstanding as of January 13, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2013, and 450,000 shares that the Reporting Persons may acquire upon the exercise of Private Placement Warrants.

See above, Item 4, with regard to the additional shares of Common Stock that the Reporting Persons may be entitled to pursuant to the exercise of Private Placement Warrants.  As of the date hereof, the Reporting Persons have no other ownership or interest in the Issuer other than through the shares of Common Stock acquired, or that may be acquired, in connection with the Plan of Reorganization and the Issuer Private Placement.

(b)
	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power

Manhattan Holdings, LLC	6,900,000	0	6,900,000	0

Matthew F. Hagen	6,900,000	0	6,900,000	0

(c)           Not applicable.

(d)           See above, Item 4, with regard to the additional shares of Common Stock that the Reporting Persons may be entitled to pursuant to the exercise of Private Placement Warrants.  As of the date hereof, the Reporting Persons have no other ownership or interest in the Issuer other than through the shares of Common Stock acquired, or that may be acquired, in connection with the Plan of Reorganization and the Issuer Private Placement.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated in its entirety to read as follows:

CUSIP No. 80310R 107	SCHEDULE 13D

On October 25, 2013, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached to the Original Schedule 13D as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons may purchase up to an additional 450,000 shares of Common Stock of the Issuer by exercising the Private Placement Warrants, as further described in Item 4(a) above.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 80310R 107	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2014	Manhattan Holdings, LLC

/s/ Matthew F. Hagen
Matthew F. Hagen, Managing Member

Dated: January 17, 2014	/s/ Matthew F. Hagen
Matthew F. Hagen, an individual